[SUTHERLAND ASBILL & BRENNAN LLP]




   W. THOMAS CONNER
   DIRECT LINE:  202-383-0590
   Internet:  tconner@sablaw.com


                                January 23, 2003



VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      Kansas City Life Variable Annuity Separate Account
                  File No. 333-101316
                  Accession No. 0000940338-02-000021
                  Withdrawal of Registration Statement Pursuant to Rule 477

Commissioners:

     On behalf of the Kansas City Life Variable Annuity Separate Account (the "Separate Account") of Kansas City Life Insurance Company ("Kansas City Life"), we hereby request that the above-referenced registration statement under the Securities Act of 1933 (Form N-4, File No. 333-101316) be withdrawn, pursuant to Rule 477 under that Act.

     On Nov. 20, 2002, the registration statement was inadvertently submitted and accepted via EDGAR as an N-4, the incorrect form type. On December 13, 2002, the registration statement was re-submitted and accepted via EDGAR as an N-4/A, the correct form type. The N-4/A registration statement (File No. 333-98805) became effective on December 17, 2002. The N-4 registration statement (File No. 333-101316) never became effective and no securities were sold in connection with the registration statement.

     It should be noted that the Separate Account is a registered unit investment trust under the Investment Company Act of 1940 (the "1940 Act") (File No. 811-08994). The Separate Account is the funding vehicle for different classes of variable annuity contracts issued by Kansas City Life, registered separately under the Securities Act of 1933. Therefore, the Separate Account will maintain its registered status under the 1940 Act.

     We also note that on January 13, 2003, Kansas City Life filed a withdrawal of registration statement request substantially similar to this request. Although that request stated the correct file number for the registration statement that Kansas City Life seeks to withdraw (File No. 333-101316), the EDGAR submission header for Form RW contained an incorrect file number (File No. 333-98805). Kansas City Life has requested withdrawal of that registration statement withdrawal request (Form RW WD).

     This withdrawal of registration request corrects the previous file number inconsistency and correctly states, both in the request and the submission header, that Kansas City Life seeks to withdraw registration statement File No. 333-101316. Kansas City Life does not seek to withdraw registration statement File No. 333-98805.

     If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0590. Thank you.

                                                     Sincerely,

                                                     /s/ W. Thomas Conner

                                                     W. Thomas Conner

cc:      Michael Barker
         Thomas J. Reyes